ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

February 17, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:
ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
QuantumShares Ultra-Short Treasury/Government ETF (S000054389)
QuantumShares Limited-Duration U.S. Government/Corporate ETF (S000054761)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of QuantumShares Ultra-Short Treasury/Government ETF and QuantumShares Limited-Duration U.S. Government/Corporate ETF as new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of these series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
34	April 13, 2016	485APOS	0000894189-16-008907
36	May 20, 2016	485APOS	0000894189-16-009670
39	August 2, 2016	485BXT	0000894189-16-010776
42	August 31, 2016	485BXT	0000894189-16-011641
45	September 29, 2016	485BXT	0000894189-16-012128
48	October 28, 2016	485BXT	0000894189-16-012583
49	November 23, 2016	485BXT	0000894189-16-013115
50	December 22, 2016	485BXT	0000894189-16-013628
51	January 20, 2017	485BXT	0000894189-17-000231

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust

Enclosures